KW
3/21/2014

14049374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 06 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFA Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Executive Center Drive, Suite 102 (B-32)
(No. and Street)

Greenville (City) | South Carolina (State) | 29615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D. Smith | (864) 421 - 0211 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott and Company, LLC
(Name – *if individual, state last, first, middle name*)

1441 Main St. Ste. 800 (Address) | Columbia (City) | South Carolina (State) | 29201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/25

OATH OR AFFIRMATION

I, Brian D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFA Financial, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MICHELLE EMMONS NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

SCOTT + COMPANY
= not your average accounting firm
COLUMBIA • GREENVILLE

Report of Independent Registered Accounting Firm

To the Members of
SFA Financial, LLC

We have audited the accompanying financial statements of SFA Financial, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Scott and Company LLC
CERTIFIED PUBLIC ACCOUNTANTS
scottandco.com

1441 Main Street, Suite 800
Post Office Box 8388
Columbia, South Carolina 29202
TEL (803) 256-6021 | FAX (803) 256-8346

115 Whitsett Street
Greenville, South Carolina 29601
TEL (864) 232-1545 | FAX (864) 232-4637

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Scott and Company LLC

Columbia, South Carolina
March 3, 2014

SFA Financial, LLC
Statement of Financial Condition
as of December 31, 2013

Assets		
Cash	$	15,052
Commissions receivable		654
Prepaid expenses		1,155
Deposits with clearing organizations		1,217
Total assets	$	18,078
Liabilities and Members' Equity		
Accounts payable	$	323
Commissions payable		1,374
Total liabilities		1,697
Members' Equity		
Contributed capital		20,200
Deficit		(3,819)
Total members' equity		16,381
Total liabilities and members' equity	$	18,078

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Income
for the year ended December 31, 2013

Revenue	
Variable life and annuities	$ 28,403
Sale of MF shares	3,530
529 Trails 12b-1	2,924
12b-1 Fees	2,432
529 College Savings Plans	1,282
Total revenue	38,571
Operating Expenses	
Commission expense	8,366
Compensation for supervision	7,500
Rent expense	5,500
Professional fees	4,060
Regulatory fees and expenses	3,776
Computer and interest expense	1,291
Errors and omissions expense	1,200
Miscellaneous	965
Total operating expenses	32,658
Net income	$ 5,913

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Changes in Members' Equity

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2012	$ 20,200	$ (5,732)	$ 14,468
Members' draws	—	(4,000)	(4,000)
Net income for the year	—	5,913	5,913
Balance at December 31, 2013	$ 20,200	$ (3,819)	$ 16,381

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Cash Flows
for the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 5,913
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivables	(28)
Decrease in prepaid insurance	48
Increase in deposits with clearing organizations	(1,184)
Increase in commissions payable	924
Net cash provided by operating activities	5,673
Cash flows used in financing activities:	
Member draws	(4,000)
Net cash used in financing activities	(4,000)
Net increase in cash	1,673
Cash at beginning of year	13,379
Cash at end of year	$ 15,052

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business – SFA Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized under the laws of the State of South Carolina on January 16, 2009. As a limited liability company, members have limited liability for certain acts.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions – Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Commissions Receivable – Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Estimate – The Company allocates insurance expense between the Company and a related party, Southeast Financial Advisors, LLC, based on the activity of the respective companies. In the fourth quarter of 2012, the management of the Company revised the estimate of allocated insurance between the Company and the related party. This resulted in a reduction of net income of $5,500 for the year ending December 31, 2013.

Note 2. Income Taxes

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Tax years open for examination by Federal and State tax authorities include the years ended December 31, 2010, 2011, and 2012.

Note 3. Related Party Transactions

The Company, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party, at the members' discretion, may pay the Company a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. No funds were received during 2013 relating to this agreement.

The Company reimburses a related party for office space rent and a portion of its operating costs. During the year ended December 31, 2013, the Company paid $5,500 for office space rent and other operating costs. At December 31, 2013, there were no amounts due to the related party.

Note 4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

Note 5. Contingencies and Commitments

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

Note 6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2013, the Company had net capital (as defined by Rule 15c3-1 of the Securities and Exchange Commission) of $13,961, which exceeded the minimum net capital requirements by $8,961. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2013.

Note 7. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2013, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 3, 2014, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure in these financial statements.

Supplementary Information

Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

as of December 31, 2013

SFA Financial, LLC
Schedule I – Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2013

Net Capital		
Total members' equity	$	16,381
Deductions and/or charges:		
Non-allowable assets:		
Other deduction		(1,155)
Other assets - CRD		(1,265)
Net capital	$	13,961
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	323
Commissions payable		1,374
Aggregate indebtedness	$	1,697
Computation of Basic Net Capital Requirements		
6-2/3% of aggregate indebtedness	$	113
Minimum Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	8,961
Ratio: Aggregate Indebtedness to Net Capital		0.12 to 1
Excess Net Capital at 1000%	$	7,961

SCOTT + COMPANY
= not your average accounting firm
COLUMBIA • GREENVILLE

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Members of
SFA Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of SFA Financial, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and for determining compliance with the exempted provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

Scott and Company LLC
CERTIFIED PUBLIC ACCOUNTANTS
scottandco.com

1441 Main Street, Suite 800
Post Office Box 8388
Columbia, South Carolina 29202
TEL (803) 256-6021 | FAX (803) 256-8346

115 Whitsett Street
Greenville, South Carolina 29601
TEL (864) 232-1545 | FAX (864) 232-4637

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Scott and Company LLC

Columbia, South Carolina
March 3, 2014